UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Kelso Technologies Inc.

Name of Issuer

Common Shares

(Title of Class of Securities)

48826D201

(CUSIP Number)

December 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Cadinha & Co. LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES	5.	SOLE VOTING POWER	1,547,280 shares
BENEFICIALLY OWNED
BY	6.	SHARED VOTING POWER	None
EACH REPORTING
PERSON WITH:	7.	SOLE DISPOSITIVE POWER	1,547,280 shares

	8.	SHARED DISPOSITIVE POWER	None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,547,280 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.43%

12.	TYPE OF REPORTING PERSON	IA

*Based on 45,096,752 Shares outstanding as of November 6, 2014, as reported in the Issuer’s Interim Financial Statements and Management Discussion and Analysis filed with the Securities and Exchange Commission on November 7, 2014.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Harlan J. Cadinha

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	5.	SOLE VOTING POWER	748,800 shares
BENEFICIALLY OWNED
BY	6.	SHARED VOTING POWER	None
EACH REPORTING
PERSON WITH:	7.	SOLE DISPOSITIVE POWER	748,800 shares

	8.	SHARED DISPOSITIVE POWER	None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	748,800 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	1.66%

12.	TYPE OF REPORTING PERSON	HC

*Based on 45,096,752 Shares outstanding as of November 6, 2014, as reported in the Issuer’s Interim Financial Statements and Management Discussion & Analysis filed with the Securities and Exchange Commission on November 7, 2014.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Neil Rose

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	5.	SOLE VOTING POWER	12,000 shares
BENEFICIALLY OWNED
BY	6.	SHARED VOTING POWER	None
EACH REPORTING
PERSON WITH:	7.	SOLE DISPOSITIVE POWER	12,000 shares

	8.	SHARED DISPOSITIVE POWER	None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,000 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.03%

12.	TYPE OF REPORTING PERSON	IN

*Based on 45,096,752 Shares outstanding as of November 6, 2014, as reported in the Issuer’s Interim Financial Statements and Management Discussion & Analysis filed with the Securities and Exchange Commission on November 7, 2014.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Harold Henderson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	5.	SOLE VOTING POWER	9,300 shares
BENEFICIALLY OWNED
BY	6.	SHARED VOTING POWER	None
EACH REPORTING
PERSON WITH:	7.	SOLE DISPOSITIVE POWER	9,300 shares

	8.	SHARED DISPOSITIVE POWER	None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,300 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.02%

12.	TYPE OF REPORTING PERSON	IN

*Based on 45,096,752 Shares outstanding as of November 6, 2014, as reported in the Issuer’s Interim Financial Statements and Management Discussion & Analysis filed with the Securities and Exchange Commission on November 7, 2014.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Arthur Mallet

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	5.	SOLE VOTING POWER	1,000 shares
BENEFICIALLY OWNED
BY	6.	SHARED VOTING POWER	None
EACH REPORTING
PERSON WITH:	7.	SOLE DISPOSITIVE POWER	1,000 shares

	8.	SHARED DISPOSITIVE POWER	None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,000 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.00%

12.	TYPE OF REPORTING PERSON	IN

*Based on 45,096,752 Shares outstanding as of November 6, 2014, as reported in the Issuer’s Interim Financial Statements and Management Discussion & Analysis filed with the Securities and Exchange Commission on November 7, 2014.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Robyn Macy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	5.	SOLE VOTING POWER	20,000 shares
BENEFICIALLY OWNED
BY	6.	SHARED VOTING POWER	None
EACH REPORTING
PERSON WITH:	7.	SOLE DISPOSITIVE POWER	20,000 shares

	8.	SHARED DISPOSITIVE POWER	None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,000 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.04%

12.	TYPE OF REPORTING PERSON	IN

*Based on 45,096,752 Shares outstanding as of November 6, 2014, as reported in the Issuer’s Interim Financial Statements and Management Discussion & Analysis filed with the Securities and Exchange Commission on November 7, 2014.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

The Kokua Foundation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION	Hawaii

NUMBER OF SHARES	5.	SOLE VOTING POWER	942 shares
BENEFICIALLY OWNED
BY	6.	SHARED VOTING POWER	None
EACH REPORTING
PERSON WITH:	7.	SOLE DISPOSITIVE POWER	942 shares

	8.	SHARED DISPOSITIVE POWER	None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	942 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.00%

12.	TYPE OF REPORTING PERSON	CO

*Based on 45,096,752 Shares outstanding as of November 6, 2014, as reported in the Issuer’s Interim Financial Statements and Management Discussion & Analysis filed with the Securities and Exchange Commission on November 7, 2014.

Item 1	Name of Issuer

(a).

The name of the issuer to which this filing on Schedule 13G relates is Kelso Technologies Inc. (the “Company”).

Item 1	Address of Issuer’s Principal Executive Offices

(b).

The principal executive offices of the Company are located at 7773-118A Street, North Delta, British Columbia V4C 6V1.

Item 2	Name of Person Filing

(a).

This statement is being filed jointly by the following (each, a “Reporting Person,” and collectively, the “Reporting Persons”): Cadinha & Co. LLC (“Cadinha”), a Delaware limited liability company, The Kokua Foundation, a Hawaii nonprofit corporation, Mr. Harlan J. Cadinha, Mr. Neil Rose, Mr. Harold Henderson, Ms. Robyn Macy, and Mr. Arthur Mallet, all individuals who are residents of the United States.

Cadinha is a registered investment adviser. Mr. Harlan J. Cadinha serves as Chairman and Chief Executive Officer of Cadinha. Mr. Neil Rose serves as Senior Vice President and Chief Investment Officer of Cadinha. Mr. Harold Henderson is an employee of Cadinha. Ms. Robyn Macy is a Vice President of Cadinha. Mr. Arthur Mallet serves as a Managing Director of Cadinha. Mr. Harlan J. Cadinha serves as the President of The Kokua Foundation.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting persons are a group, or have agreed to act as a group.

Item 2	Address or Principal Business Office or, if none, Residence:

(b).

900 Fort Street Mall, Ste. 1450

Honolulu, HI 96813

Item 2	Citizenship

(c).

Cadinha & Co. LLC is organized under the laws of Delaware; The Kokua Foundation is organized under the laws of Hawaii; All individuals are citizens of the United States.

Item 2	Title of Class of Securities

(d).

The class of equity securities of the Company to which this filing of Schedule 13G relates is Common Shares (“Common Shares”).

Item 2	CUSIP NUMBER

(e).

The CUSIP number of the Company’s Common Shares is 48826D201

Item 3	If this statement is filed pursuant to §§ 240.13d-19(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer under section 15 of the Act (15 U.S.C. 78o)
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c)
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference. Cadinha is a registered investment adviser. Mr. Harlan J. Cadinha serves as Chairman and Chief Executive Officer of Cadinha. Mr. Neil Rose serves as Senior Vice President and Chief Investment Officer of Cadinha. Mr. Harold Henderson is an employee of Cadinha. Ms. Robyn Macy is a Vice President of Cadinha. Mr. Arthur Mallet serves as a Managing Director of Cadinha. Mr. Harlan J. Cadinha serves as the President of The Kokua Foundation.

Item 5	Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014

CADINHA & CO. LLC

By: /s/ Harlan J. Cadinha
Name: Harlan J. Cadinha
Title: Chairman and CEO

HARLAN J. CADINHA

By: /s/ Harlan J. Cadinha
Name: Harlan J. Cadinha

NEIL ROSE

By: /s/ Neil Rose
Name: Neil Rose

HAROLD HENDERSON

By: /s/ Harold Henderson
Name: Harold Henderson

ARTHUR MALLET

By: /s/ Arthur Mallet
Name: Arthur Mallet

ROBYN MACY
By: /s/ Robyn Macy
Name: Robyn Macy

THE KOKUA FOUNDATION

By: /s/ Harlan J. Cadinha
Name: Harlan J. Cadinha
Title: President

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Kelso Technologies Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 12, 2014.

CADINHA & CO. LLC

By: /s/ Harlan J. Cadinha
Name: Harlan J. Cadinha
Title: Chairman and CEO

HARLAN J. CADINHA

By: /s/ Harlan J. Cadinha
Name: Harlan J. Cadinha

NEIL ROSE

By: /s/ Neil Rose
Name: Neil Rose

HAROLD HENDERSON

By: /s/ Harold Henderson
Name: Harold Henderson

ARTHUR MALLET

By: /s/ Arthur Mallet
Name: Arthur Mallet

ROBYN MACY
By: /s/ Robyn Macy
Name: Robyn Macy

THE KOKUA FOUNDATION

By: /s/ Harlan J. Cadinha
Name: Harlan J. Cadinha
Title: President